UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Participation in Capital Increase by Content Alliance Platform

On April 5, 2019, SK Telecom Co., Ltd. (the “Company”) entered into a share subscription agreement with Content Alliance Platform Inc. (“Content Alliance Platform”) pursuant to which the Company shall participate in a capital increase by Content Alliance Platform through a third-party allotment for a total consideration of Won 90,000,492,828 (the “Capital Increase”). The purpose of the Capital Increase is to integrate the Company’s technological capabilities to offer innovative media services and content to customers, thereby enhancing the competitiveness of Content Alliance Platform’s differentiated mobile over-the-top platform. The consideration for the Capital Increase is scheduled to be paid on July 1, 2019. Following the Capital Increase, the share capital of Content Alliance Platform will be Won 21,771,430,000.

The above matter and timetable may change subject to discussions with, or approvals by, relevant authorities or by agreement between the parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: April 5, 2019

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